Mail Stop 6010

February 28, 2007

VIA U.S. MAIL AND FACSIMILE (916-646-0207)

Mr. Ariel Shenhar
Vice President and Chief Financial Officer
Ophthalmic Imaging Systems
221 Lathrop Way, Suite I
Sacramento, California 95815

> **Re:** **Ophthalmic Imaging Systems**
> **Form 10-KSB for the fiscal year ended December 31, 2005**
> **Filed March 28, 2006**
> **Forms 10-QSB for the quarterly periods ended March 31, June 30, and**
> **September 30, 2006**
> **File No. 001-11140**

Dear Mr. Shenhar:

We have reviewed your response letter dated February 27, 2007 and filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Financial Statements, page F-1

Note 4. Accrued Liabilities and Product Warranty, page F-16

1.   Please refer to prior comment 1. As previously noted, you told us that your accounting
        systems "do not have the capacity to readily segregate service expenses between warranty
        and extended warranty expenses and ordinary service calls." Your explanation of how
        you determine the amounts included in the rollforward schedule is vague and refers to
        using "estimates, historical trends, and management experience." Please discuss whether
        each reporting period you reconcile the total service expenses incurred to the amounts
        allocated between your warranty, extended warranty and ordinary service calls. Discuss
        whether management reviews those allocations for reasonableness and explains
        significant or unusual variations and to ensure that the amount of service costs expensed
        each period is not understated or overstated. Also discuss whether management reviews
        the amounts reflected in the warranty rollforward each reporting period for
        reasonableness and explains significant or unusual variations.

2.   Please refer to prior comment 2. Please explain in more detail why you apply a margin
        based on the actual costs incurred for the whole service department to determine the
        amount of your warranty liability. We note that you charge some customers for extended
        warranty programs and service calls from which you earn revenues and incur costs
        resulting in a margin. However, for your standard warranty program, you do not charge
        your customers a separate fee and there is no margin. As such, please explain how
        applying a margin based on the whole service department results in a meaningful amount
        from which you can calculate a reasonable and reliable estimate of your warranty liability
        each reporting period.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or me at (202) 551-3671 if you have any questions regarding these comments.

Sincerely,

Martin James
Senior Assistant Chief Accountant